[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: 212.859.8535 Fax: 212.859.4000 kenneth.rosh@friedfrank.com

August 22, 2014

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:	Grupo Televisa, S.A.B.
Form 20-F for the Fiscal Year Ended December 31, 2013, as Amended
Filed April 29, 2014
File No.  001-12610

Dear Mr. Spirgel:

This letter sets forth the response of Grupo Televisa, S.A.B. (the “Company” or “Televisa”) to the comment letter, dated August 8, 2014, of the staff of the Division of Corporate Finance (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, as amended (the “2013 Form 20-F”) that was filed with the United States Securities and Exchange Commission (the “SEC”) on April 29, 2014.

In order to facilitate your review, we have repeated each comment in its entirety in italics in the original numbered sequence.  Page references in the responses below are to the 2013 Form 20-F.

Advertising Rates and Sales, p. 68

1.	We note your disclosure that since 2012, you now bill your advertisers based on fixed pricing rather than on a cost-per-rating basis. Please clarify your basis for revenue recognition purposes. State whether you are required to achieve certain ratings and how you account for any deficiency.

Response:

Advertising revenues are recognized at the time the advertising services are rendered (i.e., the advertising is broadcast).  Upon broadcast of the corresponding advertising, advertisers are charged based on the price tariff previously agreed with them.  Any upfront payments are recorded as liabilities until such time as the revenue is recognized.  We are not committed with advertisers to achieve a certain rating upon broadcast nor do we charge on estimates but rather on actual agreed prices.  Therefore, we do not have to account for any deficiency or provide any price adjustment.

Share of Loss of Joint Ventures and Associates, Net, page 72
10. Investments in Joint Ventures and Associates, page F-33

2.	We note that you recorded a non-cash impairment adjustment to your net investment in GSF. It is unclear to us how despite the “lack of specific guidance [of new industry regulations during 2013], which is still being discussed by the Mexican congress,” you concluded that it would take a longer than expected time period to realize the projected benefits of your investment. Please provide further clarification on your assumptions as to how these new industry regulations impacted the carrying amount of your investment.

Response:

In 2011, we made an investment in GSF.  The price we paid was consistent with certain projections for the business, which considered several assumptions including the expectation of regulatory changes highly relevant to the competitive landscape of the mobile industry in Mexico. The regulatory changes took longer than expected and, as of December 2013, the timing, effect and extent of the new legislation remained unclear.

In 2013, GSF operating results did not meet the objectives we established for such year.  The deviation from the expected projections was primarily due to the delay of a new regulatory framework.  As a result of such deviation and the uncertainty regarding the approval and enactment of the telecommunications laws, GSF decided to review its investment plans and determined to reduce capital deployment until there was more clarity on the regulatory framework. The reduction in capital deployment affected the growth prospects of the business, given the direct relationship between capital and growth in the mobile telephony market.  The combination of the foregoing effects impacted cash flows from operations which lowered the fair value of our investment as of December 31, 2013.

3.	We note in footnote 1 of page F-33 that you provided “assumptions for fair value calculations.” Please tell us how they compared with your previous calculations. Additionally, please clarify if the recoverable amount of your investment was based on the higher of value in use or fair value less costs to sell.

Response:

Considering the description in answer 2 above, the assumptions for fair value calculations compare as follows:

	2013	2012
CAGR (5 years)	13%	25%
Discount Rate	13.60%	13.70%
LTGR	3%	3%

Additionally, please be advised that the recoverable amount of our investment in GSF was determined based on fair value less costs of disposal.

Financial Assets and Liabilities Measured at Fair Value, page 82
14. Financial Information, page F-46

4.	Please disclose how you determined the fair values of the Embedded derivative BMP, Shares of Common Stock of Imagina and the Embedded Derivative Ares, with references to quantitative unobservable inputs that are significant to their respective Level 3 measurements. Specifically for Embedded derivative BMP, please disclose the significant unobservable inputs that contributed to its significantly higher fair value measurement.

Response:

As disclosed in Note 14 to our consolidated financial statements as of December 31, 2013, for determining the fair value calculations for the BMP Convertible Debentures due 2025, the BMP embedded derivative, the Ares convertible, the Ares embedded derivative,1 and the fair value of the shares of common stock of Imagina, we make judgments and use several estimates and assumptions. These estimates and assumptions include, among others, expected long-term growth rates and operating margins, which are used to calculate projected future cash flows.  We also utilize risk-adjusted discount rates to determine weighted average cost of capital. All of our estimates are based on historical data, internal estimates and observable external sources when available, and are consistent with the strategic plans of the underlying business.

1 The Ares convertible and long term debt instruments were converted into equity in August 2014.

BMP embedded derivative

In the case of the BMP embedded derivative we used recognized industry standard option pricing models (“OPM”). The OPM requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include the BMP stock’s spot price at valuation date and the stocks expected volatility. The BMP stock’s spot price at valuation date was obtained by using a discounted projected cash flow model that used the inputs described in the paragraph above. The BMP stock’s volatility was obtained from publicly available information about comparable companies’ stock through determining an average of such companies’ annual volatility. Since the described methodology is an internal model with significant unobservable inputs, the BMP embedded derivative is classified as Level 3.

Unobservable inputs that contributed to a significantly higher fair value measurement of our investment in BMP as of December 31, 2013, included better financial performance primarily in consolidated revenue and net income for the year ended December 31, 2013 compared to the prior year, as well as higher credit ratings. Other assumptions used as of December 31, 2013 included BMP stock’s spot price of U.S.$350 and BMP stock’s expected volatility of 26%.

5.	For each class of assets and liabilities subject to recurring fair value measurements categorized within Level 3, please disclose the information required in IFRS 13 paragraph 93(f) through (i).

Response:

We respectfully submit the following comments regarding the requirements of IFRS 13 paragraph 93(f) through (i) in respect to each class of our assets categorized within Level 3 in our annual financial statements:

•	IFRS 13 paragraph 93(f). For the year ended December 31, 2013, there were no gains or losses for the period included in profit or loss that were attributable to the change in unrealized gains or losses relating to our assets categorized within Level 3 held at the end of the reporting period.

•	IFRS 13 paragraph 93(g). Our Corporate Finance Department has established rules for a proper portfolio asset classification according to the fair value hierarchy defined by IFRS. On a monthly basis, any new assets recognized in the portfolio are classified according to this criterion. Subsequently, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

In addition, a description of the valuation processes that we used is included in Note 14 Financial instruments for the assets measured at fair value using internal models with significant unobservable inputs (Level 3) as well as our responses above.

•	IFRS 13 paragraph 93(h) (i) and (ii). We respectfully indicate that a sensitivity analysis is performed on our investments with significant unobservable inputs (Level 3) in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out by our Corporate Finance Department.

A change of +/- 1 percentage point in the discount rate of the BMP Convertible Debentures due 2025 would have a favorable/unfavorable potential impact on our 2013 consolidated statement of comprehensive income of Ps.836 million/(Ps.745 million), respectively.

A change of +/- 1 percentage point in the discount rate of the Ares Convertible and long-term debt instruments would have a favorable/unfavorable potential impact on our 2013 consolidated statement of comprehensive income of Ps. 270 million/(Ps.258 million), respectively.

A change of +/- 10% in the volatility of the BMP embedded derivative would have a favorable/unfavorable potential impact on our 2013 consolidated statement of income of Ps. 260 million/(Ps.226 million), respectively.

A change of +/- 2.5% in the stock’s spot price of the Ares embedded derivative would have a favorable/unfavorable potential impact on our 2013 consolidated statement of income of Ps.155 million/(Ps.155 million), respectively.

A change of +/- 10% in the exit multiple/discount rate of the shares of common stock of Imagina would have a favorable/unfavorable potential impact on our 2013 consolidated statement of comprehensive income of Ps.104 million/(Ps.68million), respectively.

•	IFRS 13 paragraph 93(i). We respectfully note that there are no recurring and non-recurring fair value measurements for which the highest and best use of a non-financial asset differs from its current.

***

            The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company also acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that all future correspondence from the SEC be directed to Joaquín Balcárcel, General Counsel of the Company, at jbalcarcel@televisa.com.mx and/or at (525) (55) 261-2433 and Salvi Rafael Folch Viadero, Chief Financial Officer of the Company, at sfolch@televisa.com.mx and/or (525) (55) 261-2580.

In addition, should you or any member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate call me at (212) 859-8535, Stuart Gelfond at (212) 859-8272 or Joshua Wechsler at (212) 859-8689 at Fried, Frank, Harris, Shriver & Jacobson LLP.

Sincerely,

/s/ Kenneth I. Rosh

Kenneth I. Rosh

cc:	Kathryn Jacobson, Securities and Exchange Commission
Dean Suehiro, Securities and Exchange Commission
Emily Drazan, Securities and Exchange Commission
Robert S. Littlepage, Securities and Exchange Commission
Joaquín Balcárcel, Grupo Televisa, S.A.B.
Salvi Rafael Folch Viadero, Grupo Televisa, S.A.B.